Exhibit 99.1



                                                                         YELL


    news release   news release   news release   news release   news release


                                                                   July 15, 2005


               YELL COMPLETES ACQUISITION OF TRANSWESTERN HOLDINGS

Yell today announced that it had completed the acquisition of TransWestern Holdings, L.P., the independent US directory publisher.



ENQUIRIES

YELL - INVESTORS

Jill Sherratt
Tel         +44 (0)118 950 6984
Mobile      +44 (0)7764 879808

YELL - MEDIA

Jon Salmon
Tel         +44 (0)118 950 6656
Mobile      +44 (0)7801 977340

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel         +44 (0)20 7638 9571
Mobile      +44 (0)7973 611888
















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